Cusip number - 800212201

82-1463

Meet Sandvik 4/02



With interim report
for third quarter 2002

The Göransson School

With the principal objective of stimulating interest in technology among young students, Sandvik has started a three-year independent technical school together with the Municipality of Sandviken, in Sweden. In addition to its technical focus, the school offers four areas of study: language, information technology (IT), health and research. Fifty students were enrolled



at the start and the program, which is being conducted in specially adapted premises in the industrial area in Sandviken, has been under way beginning with this year's autumn term. The school will have a total of around 200 students. Prior to the third year of study, students will choose a production or engineering program. The students will spend 20 weeks of their education at various Sandvik companies. The Göransson School is now well on its way to building up the next operating sector – internal courses within Sandvik ○

Best in the field

CoroMill®Century is the name of a new line of products recently introduced by Sandvik Coromant. It is a program with small face-milling cutters developed especially for the latest production technology in the engineering industry. The cutters are primarily adapted for diamond inserts and are being used to process aluminum. There are many advantages: the cutters are light in weight, easy to handle and they operate at high cutting speeds and with great precision. These features will come in handy in the automotive and aircraft industries, among others, in connection with the processing of cylinder blocks, cylinder heads and gearbox sections. The new products were shown for the first time at the big American IMTS tool trade show in Chicago in September. Who knows? Century may become the success of the century! There is already very strong demand for the patented gold-colored tools in the US. Success in other markets is also virtually guaranteed. A golden situation for Sandvik Coromant ○



Smooth message

There are two types of skate blades. The most common is made of carbon steel but there is also a stainless chromium-steel blade for which Sandvik Steel makes the basic material. The chromium steel was initially used in hunting and butcher knives but has also proved to be excellent in skate blades. Today the chromium-steel version is being used mainly by professional skaters. It is naturally more expensive but has a much longer life – up to five times longer than a blade made of carbon steel. Sandvik also has the know-how about how to sharpen the steel in an optimum manner. Advantages that ensure smooth skating ○





Cover:

Thomas Schulz, Sandvik Rock Processing, Germany

Sandvik Rock Processing is a business sector within Sandvik Mining and Construction that manufactures crushers, screens and feeders as well as mobile crushing and screening stations. Thomas Schulz, 37, Business Line Manager for Central Europe, is one of the employees. Thomas has studied mineral science and holds a doctorate in non-metallic mineral mining and quarrying. Thomas believes strongly in his company: "Sandvik Rock Processing is one of the industry leaders. It feels good to be part of the high-technology Sandvik Group and we focus heavily on continued product development in close contact with the customers." Away from work, Thomas' interests include long-distance running, cycling and socializing with friends ○



Bended elbow

Whisky is distilled alcoholic liquor made from barley, rye or corn. During production the grain is blended with malt and then there is a drying process at high temperature with heat produced from peat smoke, resulting in the smoky taste. Whisky is stored in oak barrels for three or more years. Whisky originated in Scotland and Ireland. And now Sweden has joined the whisky producing countries. The world's most northern whisky distillery, Mackmyra Svensk Whisky, uses stainless tubes from Sandvik Steel in its production. The tubes meet the customer's very high demand for purity and surface finishing – properties that are required when you bend an elbow or two ○

New product crushes the opposition

It has attracted a great deal of interest in the mining and construction industries. It is the new Merlin-VSI™ crusher from Sandvik Rock Processing that was recently introduced via the Internet. The crusher offers substantial advantages for customers. Capacity is higher at lower cost and the material flow through the crusher increases, which makes the entire crushing process more efficient. Energy consumption is improved and fewer wear parts per ton of crushed material are needed. The new crusher delivers a high-quality product in perfect cubic form, which is not so square as it sounds ○





Stiff upper lip!

The next time you visit the dentist, it may be consoling to know that Sandvik Steel delivers the advanced material that is used in, for example, drills and root-canal files. Most people know how a dental drill works. However, root-canal files are perhaps less well known. When the drilling is over, these files are important for widening the root canal prior to filling. And then the root of the pain is gone. The file must be stiff and limber. And, like the patient, it must have a large margin to the breaking point. Sandvik's material meets these demands gallantly ○

Quarrying successes in Germany

The new Pantera 900 hydraulic drilling rig has scored successes in many parts of the world, including Germany. Rock walls up to 30 meters high are no barrier to the orange-colored surface rig from Sandvik Tamrock. The work involves the recovery of basalt, a fine-grained black rock that was formed a long time ago when lava hardened following a volcanic eruption. The site: a quarry in Nieder-Ofleiden, near Marburg. After being cut, the basalt is ground into particles and converted on site in the quarry to asphalt used in the construction of highways and railways. The customer is MHI, a well-known German asphalt producer that has had operations in this quarry for more than a hundred years. The company appreciates the straight holes that are now drilled much more rapidly, the radical reduction of dust and noise and good cabin environment for the rig operator. The customer's efficiency and productivity have increased considerably, thanks to the new equipment ○



Source of happiness

For many of us, access to fresh water is taken for granted. For others, in contrast, fresh water is a scarce resource despite the fact that our planet really has abundant water. But 97 percent of it is in oceans and contains salt. Only 3 percent is fresh water that is potable. Meanwhile, consumption is increasing parallel with the growth in population. The problem is that the water is not distributed evenly over our earth. Farming accounts for approximately 70 percent of our water consumption, and industry for 20 percent. The supply of water constitutes one of the truly great global problems today, as it has during the most recent decades. The situation in Africa and the Middle East in particular is acute and large cities in the Third World are facing severe problems.



Sandvik makes it possible

One way to assure a supply of water is to tap into the aquifers deep underground. Sandvik's Driltech Mission subsidiary is a major supplier of machines, tools and services in this field. Its plant in Florida in the US produces specially equipped drilling rigs with an impressive capacity. A single rig can drill 5,000 wells during its lifetime. Combined with efficient tools that can deal with the toughest conceivable conditions, this ensures that customers achieve maximum productivity. It means that more and more people are gaining access to water for drinking or use in agriculture. The company's products are being developed continuously. Take, for example, the new patented drilling hammers made by Mission in Texas in the US. They ensure that deep wells can be drilled much faster than before. The first products in the new series are leaders in the US market and substantial successes have also been achieved in South Africa and India, among other countries. Percussive drill bits produced in Sandvik Tamrock Tools' new production facility in Sandviken, Sweden, are also helping to make well-drilling more efficient. In brief, Sandvik is involved in and is helping to fulfill many people's deepest wish – access to fresh water ○



Titanium – an important substance

Titanium is one of the most commonly occurring substances in the earth's crust and is also present on other planets. It is a metal with excellent mechanical properties, as well as being highly corrosion-resistant and extremely tolerant of temperature extremes. Due to its low specific weight, it is becoming an increasingly important material for use in various components. Sandvik Steel is a world-leading producer of seamless titanium and titanium-alloy tube for the aerospace and process industries. Another large application area is titanium-alloy products for the medical-technology industry. The material's purity and biocompatibility with the human body make it highly suitable as a material for implants. Titanium carbide, titanium nitride and titanium carbonitride are used by Sandvik Coromant in the production of cemented-carbide inserts. In the future we will unquestionably see more examples of areas where the outstanding properties of titanium are utilized. Titanium is as strong as stainless steel, but only about half the weight, and while it is true that it is 60% heavier than aluminum, it is twice as strong. These are heavy arguments in favor of lightweight titanium – and Sandvik, the materials-technology company ○



Expansive Sandvik



During the ten-year period 1992-2001 Sandvik's invoicing increased, on average, 11% per year – 6% organically and 5% through acquisitions. The Sandvik Tooling business area in particular – cemented carbide and high-speed steel operations – has grown recently. Today, this business area accounts for nearly 40% of Sandvik's sales, compared with approximately a third a few years ago. In accordance with the well-known Sandvik model, the change has occurred through evolution rather than revolution.

Walter and Valenite

Sandvik's two most recent acquisitions –Walter, a German company, and Valenite, an American firm – have together added approximately SEK 5 billion to Group sales and have contributed substantially to the Tooling business area's higher percentage of the Group's sales. The two companies are good examples of the strategy of adding strong new brands to the Sandvik family. Walter produces advanced cemented-carbide tools used in milling, drilling and grinding. The company is particularly active in the milling field. Its product program also includes tool holders and machines. High-technology measuring and grinding machines as well as software systems used in tool handling are fields in which Walter occupies a world-leading position. Geographically, the company focuses on Europe, where it has three fourths of its sales, but Walter is also active in Asia as well as in North and South America. Valenite is the second strategic addition in recent years. The company is a leading supplier of highly engineered metalcutting tooling solutions to the North American market. Its focus on specialty tools and direct sales gives the company a strong position in the market, notably in the automotive industry. As a result of the two acquisitions, the Sandvik Group has clearly broadened the total range of products offered customers. The Group's position in the tool field has never been stronger than it is now. A sign of strength as Sandvik faces the future and a fine tool for continuing expansion ○







Cooperation provides lift

Fiat Avio, the aerospace division of the FIAT group, uses specially designed turning holders with high pressure oil cooling for machining operations of Jet Engine components. These advanced tools from Sandvik Coromant ensure that the customer achieves reliable operations in unmanned environments for the production of aircraft engines. Cutting speed increased markedly as a result of this unique design. At the same time, tool changes are considerably faster. The step from high-flying plans to a functioning win-win solution in practice can often be long. But this is not the case for the partners Fiat Avio and Sandvik Coromant ○

Enlarged distribution center in the US

Sandvik Tooling's distribution center in the US has been substantially enlarged. Its capacity has been more than doubled, compared with what it was earlier. From the new offices in Hebron, Kentucky, immediately adjacent to the old warehouse, North and South American customers of Sandvik Coromant, Sandvik Hard Materials and some of Sandvik CTT's companies will receive their shipments of high-quality products. The efficient, custom-tailored unit – Americas Distribution Center – will be a very strong competitive factor for Sandvik in the important American market ○



Who owns Sandvik?

The largest owners of Sandvik, as of 30 September 2002:


Repurchased by Sandvik 3.2%
Alecta Pension Insurance Company 2.9%
Robur 3.7%
Handelsbanken's Pension Foundation and Handelsbanken's Investment Funds 7.5 %
Owners outside Sweden 37.4%
AB Industrivärden 8.1 %
Swedish private investors 9.7%
Other Swedish institutions 27.5%

Sandvik cuts it fine

The thin and fragile can sometimes be the largest and strongest. The finest wire manufactured by Sandvik Steel is 0.15 millimeters in diameter and is used for surgical needles and for springs in syringes. The thinnest strip that can be made within the Group can be rolled down to 0.015 millimeters thick. Strip down to 0.03 millimeters is used, for example, as core material in catalytic converters for cars. When exhaust fumes from the engine pass through the catalytic converter, the emissions are transformed into harmless water vapor, carbon dioxide and nitrogen gas. Our finest tube has an outer diameter of 0.25 millimeters and a wall thickness of 0.05 millimeters and is intended for the medical industry. The international miniaturization trend continues – as does Sandvik's success in this area ○



Borderless network

Stay alert. They are coming at the beginning of next year, the Globalites – a number of global project leaders within the Sandvik Group who will be working in the IT field with the world as their market. Their mission: to establish a standard work procedure and to capitalize on the total expertise within the Group. The venture is also viewed as a support measure in long-term recruiting of employees. The Globalites are being selected internally. Those selected retain their employment at the various companies around the world but are provided on loan for different projects. Upon completion, they return to their former job and are available thereafter for new projects. This is a real boost for the Sandvik spirit. And a world-class signal that there are exciting development possibilities within the Group ○

From waste dump to blooming ecological park

More than 5,000 square meters of the plant area at subsidiary Sandvik Asia's facility in Pune, near Mumbai in India, has been transformed from a waste dump to a verdant ecological park in just a few years. The park is the result



of an environmental project within the framework of ISO 14 001. All waste-water from the plant, some 70 cubic meters per day, is now effectively treated and used to water the park and the more than 5,000 plants. Bougainvillea, bamboo, palms, hibiscus and other varieties grow at an amazing rate. This is an exemplary park whose ec(h)o can be heard well beyond the immediate vicinity of Sandvik Asia ○



A cup of tea please!

Do you use an electric kettle to boil water quickly and efficiently for your morning tea? This new trend in our homes is spreading rapidly across large parts of the globe. Those who benefit are consumers and Sandvik subsidiary Kanthal. A tubular heating element with Kanthal wire, heats the water and a bimetal (also from Kanthal) regulates the current supply, ensuring that the kettle switches off automatically. In other words, Sandvik keeps up the steam throughout the day! ●

Sandvik expands in Japan


TOYO

Sandvik Mining and Construction has acquired Mazda Earth Technology's operations in Japan. The company is a leading manufacturer of machinery and equipment for the Japanese mining and construction industry. It offers a wide range of machinery, hydraulic hammers, tools and spare parts. It also has a well-developed service organization in the Japanese market. The operations being acquired have annual sales of about SEK 500 M and include the Toyo brand, development and production rights as well as a sales and service organization with about 30 employees. As a result of the acquisition, Sandvik becomes a leader in the Japanese mining and construction equipment industry ○

DID YOU KNOW THIS ABOUT SANDVIK IN ASIA?

Asia was the theme for Sandvik's Annual General Meeting this year. Sales in the growing Asia/Australia market area, comprising some 50 countries, amount to approximately SEK 10 billion – one fifth of total sales. Slightly more than 10% of the Group's employees work in this area. Currently, Sandvik has some ten of its own production units in Asia. Sandvik's


SANDVIK

largest single market in the region is Japan, with more than SEK 2 billion in annual sales. The Group is the only non-Japanese company with its own manufacturing of cemented-carbide inserts. In total, Japan ranks eighth among Sandvik's top markets ○

Interim Report
third quarter 2002*

- Profit after financial items: SEK 1,036 M in the quarter, 9% of invoicing.
- Order intake: SEK 11,850 M, up 2% at fixed exchange rates for comparable units.
- Strong cash flow from operations: SEK 2,212 M.
- Acquisition of Valenite tool company completed.

SHORT-TERM MARKET OUTLOOK

No significant change in the demand situation is expected for Sandvik in the near future.

THIRD QUARTER 2002

Order intake in the third quarter amounted to SEK 11,850 M (11,000), an increase of 8% in total compared with the year-earlier period, and 2% at fixed exchange rates for comparable units. Changes in currency rates affected order intake negatively by 6% in the quarter, while acquisitions contributed positively by 12%. Order intake increased for Sandvik Mining and Construction business area, but was largely unchanged for Sandvik Tooling and Sandvik Specialty Steels.

Order intake declined within the EU for Sandvik Specialty Steels business area, while it was largely unchanged for Sandvik Tooling. The negative trend in Rest of Europe was attributable to Sandvik Specialty Steels and Sandvik Tooling, while the order intake for Sandvik Mining and Construction increased.

Demand in NAFTA stabilized, but the trend varied among the business areas. Sandvik Tooling reported an unchanged level compared with a year earlier, Sandvik Mining and Construction a decline and Sandvik Specialty Steels an increase.

In the other market areas – Africa/Middle East and Asia/Australia – order intake continued to be favorable.

Demand varied within the Group's customer segments. The activity in the general engineering industry continued to decline in the EU but stabilized in NAFTA. Demand in the automotive industry developed positively in NAFTA and Asia, while activity in South America and parts of Europe remained weak. Demand in the commercial aerospace industry continued to be weak. As previously, order intake from the electronics industry was low. Demand was high from the mining industry within base and precious metals. The activity within coal mining decreased. Demand for products to the construction and offshore industries declined somewhat from a previously high level.

Invoicing amounted to SEK 11,730 M (11,630), an increase of 1% in total. At fixed exchange rates for comparable units invoicing declined 5%. Acquisitions affected invoicing positively by 13%, while changes in currency rates impacted negatively by 6%. All business areas had lower invoicing volume excluding acquisitions than in the corresponding quarter a year earlier. Invoicing declined in all market areas except Africa/Middle East. In the Asia/Australia market area, development was favorable, with the exception of Japan.

KEY FIGURES

SEK M	Q3 2002	Q3 2001	Change %	Q1-3 2002	Q1-3 2001	Change %
Order intake	11 850	11 000	+8 1)	37 550	36 550	+3 1)
Invoiced sales	11 730	11 630	+1 2)	36 040	36 120	0 2)
Operating profit	1 213	1 425	-15	4 248	4 825	-12
%	10	12		12	13	
Profit after financial items	1 036	1 297	-20	3 754	4 457	-16
%	9	11		10	12	
Net profit	758	740	+2	2 496	2 623	-5
%	6	6		7	7	
Earnings per share 3), SEK				14.20	14.10	
Return on capital employed 3), %				14.8	18.7	

1) +2% and -4% at fixed exchange rates for comparable units.
2) -5% and -7% at fixed exchange rates for comparable units.
3) Rolling 12 months.

The complete report is available at www.sandvik.com

EARNINGS, CASH FLOW AND RETURN

Operating profit in the third quarter amounted to SEK 1,213 M (1,425), 10% of invoicing. Changes in currency rates had a negative effect of SEK 50 M. In addition, earnings were charged for costs covering deficits in primarily foreign pension funds of about SEK 50 M. The new accounting principle for capitalizing certain development costs affected earnings positively by about SEK 15 M.

Operating profit declined, mainly for Sandvik Tooling and Sandvik Specialty Steels. Lower invoicing volumes and rate of production and the effects of changed currency rates were the main reasons for the decline.

Net financial expense was SEK 177 M (expense: 128). The increase was due to a higher level of debt. Profit after net financial items declined by 20% to SEK 1,036 M, 9% of invoicing. Net profit amounted to SEK 758 M (740). The tax rate during the quarter was affected positively by deductible losses related to changes in the foreign organization. Earnings per share were SEK 3.00 (2.90) in the quarter and SEK 14.20 in the most recent 12 months (SEK 14.40 for full-year 2001).

Cash flow from operations amounted to SEK 2,212 M (1,819), an increase of about 20% compared with the preceding year. The improvement was attributable primarily to a reduction of working capital. Investments in fixed assets amounted to SEK 644 M and acquisitions to SEK 1,689 M.

Interest-bearing liabilities and provisions less liquid funds resulted in a net debt of SEK 11,771 M (11,689 at 30 June 2002). Liquid funds amounted to SEK 2,217 M (2,113) and loans to SEK 11,865 M (11,670).

The return on capital employed during the most recent 12 months amounted to 14.8% (17.4% for full-year 2001) and the return on equity was 15.3% (15.5). The number of shares outstanding was 250,510,600. Equity per share amounted to SEK 90.20 SEK (94.00) and the equity/assets ratio was 47% (50). Net debt/equity ratio was 0.5 (0.4).

The number of employees amounted to 37,342 (34,848) at 30 September. For comparable units, the number of employees declined by about 90 persons during the quarter. Excluding an increase in service personnel for customer contracts, the decline was about 280 persons.

BUSINESS AREAS

Sandvik Tooling's order intake amounted to SEK 4,404 M (3,789), an increase of 1% compared with a year earlier at fixed exchange rates for comparable units.

The trend was weak for tools in high-speed steel and for cemented-carbide blanks, but the order intake for cemented-carbide tools remained stable. Demand in the EU continued to decline. Order intake in NAFTA stabilized. In Asia/Australia, particularly in China, demand continued to be highly favorable.

Invoicing amounted to SEK 4,439 M (3,954), which was a decrease compared with the preceding year of 2% at fixed exchange rates for comparable units.

Operating profit in the quarter declined compared with a year earlier by 24% and amounted to SEK 558 M (735), or 13% of invoicing. The decrease was attributable to lower sales and production volumes, particularly for tools in high-speed steel and for cemented-carbide blanks, and to currency effects. Excluding acquisitions during the year, the operating margin was about 15%.

The restructuring program initiated in November 2001 is proceeding as planned. A concentration of the number of production and logistics units has to date resulted in a reduction in the number of employees by about 1,200 persons.

Walter was included during the third quarter at the amount of SEK 579 M in order intake and SEK 593 M in sales. The net positive effect on Sandvik Tooling's operating profit was SEK 19 M.

The acquisition of Valenite was completed during the quarter. Valenite is consolidated as of 12 August. Order intake is included in the amount of SEK 252 M and sales totaling SEK 246 M. Sandvik Tooling's operating profit was affected negatively by SEK 8 M, net.

Sandvik Mining and Construction's order intake amounted to SEK 3,539 M (3,040), which was an increase of 9% at fixed exchange rates for comparable units. Demand from the mining industry for base and precious metals continued to be favorable in Africa and Australia. The activity in coal mining, particularly in NAFTA, showed clear signs of a decline. In the civil engineering industry, activity remained low in Europe, stable within NAFTA and favorable in Asia/Australia. The trend was positive for business that comprises combined deliveries of machinery, tools and service.

Invoicing declined by 8% at fixed exchange rates for comparable units compared with the third quarter of 2001 and amounted to SEK 3,338 M (3,398).

Operating profit amounted to SEK 327 M (336), or 10% of invoicing, a decline of 3% compared with the preceding year. The decline was mainly due to lower invoicing volume.

During the quarter, the acquisition of Mazda Earth Technologies in Japan was announced. The operations have annual sales of about SEK 500 M and are included in Sandvik from 1 November 2002. The acquisition results in a significantly stronger presence in Japan and other markets in Asia.

Sandvik Specialty Steels' order intake amounted to SEK 2,953 M (3,154), a decline of 2% compared with a year earlier at fixed exchange rates for comparable units. Demand in the EU weakened further. In contrast, order intake in NAFTA increased and activity in Asia/Australia remained high. Demand was favorable for projects to the oil/gas industry and also for products to consumer-related industrial segments.

INVOICED SALES BY MARKET AREA, SEK M

	Q3 2002	Q1-3 2002	Change %	Change %1)	Q3 2001	Q1-3 2001	Full-year 2001
EU	4 734	14 707	+1	-7	4 326	14 510	19 698
Rest of Europe	865	2 715	+2	-7	902	2 654	3 566
Europe total	5 599	17 422	+2	-8	5 228	17 164	23 264
NAFTA	2 715	8 301	-5	-11	2 855	8 784	11 543
South America	456	1 544	+6	-11	475	1 452	2 013
Africa/Middle East	673	1 940	+6	+14	603	1 830	2 511
Asia/Australia	2 287	6 833	-1	-6	2 469	6 890	9 569
Group total	11 730	36 040	0	-7	11 630	36 120	48 900

ORDER INTAKE BY BUSINESS AREA, SEK M

	Q3 2002	Q1-3 2002	Change %	Change %1)	Q3 2001	Q1-3 2001	Full-year 2001
Sandvik Tooling	4 404	13 286	+7	-5	3 789	12 467	16 355
Sandvik Mining and Construction	3 539	11 307	+12	0	3 040	10 134	13 407
Sandvik Specialty Steels	2 953	9 872	-8	-7	3 154	10 692	13 843
Seco Tools2)	947	3 064	-5	-6	1 008	3 232	4 269
Group activities	7	21	/	/	9	25	26
Group total	11 850	37 550	+3	-4	11 000	36 550	47 900

INVOICED SALES BY BUSINESS AREA, SEK M

	Q3 2002	Q1-3 2002	Change %	Change %1)	Q3 2001	Q1-3 2001	Full-year 2001
Sandvik Tooling	4 439	13 083	+5	-7	3 954	12 508	16 561
Sandvik Mining and Construction	3 338	10 455	+8	-4	3 398	9 652	13 501
Sandvik Specialty Steels	3 008	9 452	-12	-11	3 258	10 711	14 528
Seco Tools2)	938	3 024	-6	-6	1 005	3 200	4 259
Group activities	7	26	/	/	15	49	51
Group total	11 730	36 040	0	-7	11 630	36 120	48 900

1) Change compared with year earlier at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools, Sandvik consolidates this company.
For comments, refer to the company's report.

ORDER INTAKE BY QUARTER


SEK M
14000
12000
10000
8000
6000
4000
2000
0
00
01
02

INVOICED SALES BY QUARTER


SEK M
14000
12000
10000
8000
6000
4000
2000
0
00
01
02

OPERATING PROFIT*


SEK M Quarter
2000
1500
1000
500
0
SEK M Rolling
8000
6000
4000
2000
0
00
01
02
■ Quarter — Rolling 12 months

RETURN*, Rolling 12-months


25%
20%
15%
10%
5%
0%
00
01
02
Return on capital employed
— Return on equity

* excl. items affecting comparability 1999 and 2000

SANDVIK TOOLING

SEK M	Q3 2002	Q3 2001	Change %	Q1-3 2002	Q1-3 2001	Change %
Order intake	4 404	3 789	+1*	13 286	12 467	-5*
Invoiced sales	4 439	3 954	-2*	13 083	12 508	-7*
Operating profit	558	735	-24	2 016	2 505	-20
%	13**	19		15**	20	

SANDVIK MINING AND CONSTRUCTION

Order intake	3 539	3 040	+9*	11 307	10 134	0*
Invoiced sales	3 338	3 398	-8*	10 455	9 652	-4*
Operating profit	327	336	-3	1 080	1 002	8
%	10	10		10	10	

SANDVIK SPECIALTY STEELS

Order intake	2 953	3 154	-2*	9 872	10 692	-7*
Invoiced sales	3 008	3 258	-2*	9 452	10 711	-11*
Operating profit	230	295	-22	840	953	-12
%	8	9		9	9	

* at fixed exchange rates for comparable units.
** 15% and 17% respectively, excluding Walter and Valenite.

OPERATING PROFIT BY BUSINESS AREA, SEK M

	Q3 2002	Q1-3 2002	Q3 2001	Q1-3 2001	Full-year 2001
Sandvik Tooling	558	2 016	735	2 505	2 964[1)]
Sandvik Mining and Construction	327	1 080	336	1 002	1 348
Sandvik Specialty Steels	230	840	295	953	1 281
Seco Tools[2)]	132	490	165	625	787
Group activities	-34	-178	-106	-260	-277
Group total	1 213	4 248	1 425	4 825	6 103[1)]

OPERATING PROFIT BY BUSINESS AREA, % OF INVOICING

Sandvik Tooling	13	15	19	20	18
Sandvik Mining and Construction	10	10	10	10	10
Sandvik Specialty Steels	8	9	9	9	9
Seco Tools[2)]	14	16	16	20	18
Group total	10	12	12	13	12

1) Including SEK +340 M in items affecting comparability.
2) As a result of the majority holding in Seco Tools, Sandvik consolidates this company. For comments, refer to the company's report.

ORDER INTAKE – DEVELOPMENT BY MARKET AREA

	Q3 2002 SEK M	Share %	Change %* Q3 2001
EU	4 485	38	-8
Rest of Europe	900	7	-10
Europe total	5 385	45	-9
NAFTA	2 745	23	+1
South America	495	4	+8
Africa/Middle East	655	6	+72
Asia/Australia	2 570	22	+20
Total	11 850	100	+2

* at fixed exchange rates for comparable units.

Invoicing amounted to SEK 3,008 M (3,258), a decline of 2% at fixed exchange rates for comparable units.

Operating profit amounted to SEK 230 M (295), or 8% of invoiced sales. The decrease compared with a year earlier was attributable to lower invoicing and production volumes for products to the electronics industry and to the process and sorting industry.

FIRST NINE MONTHS OF 2002

Order intake during the first nine months amounted to SEK 37,550 M (36,550), which was a total increase of 3%, but down 4% at fixed exchange rates for comparable units. Invoiced sales amounted to SEK 36,040 M (36,120), unchanged in total but a decline of 7% at fixed exchange rates for comparable units. Acquisitions contributed positively by 10%.

Operating profit for the January-September period amounted to SEK 4,248 M (4,825), which was a decline of 12%. The operating margin amounted to 12% of invoicing. Changes in currency rates affected earnings positively by SEK 160 M. The new accounting principle for capitalizing certain development costs affected earnings positively by about SEK 105 M.

Net financial expense was SEK 494 M (expense: 368) and profit after net financial items was SEK 3,754 M (4,457), down 16%. The tax rate was 30% and net profit amounted to SEK 2,496 M (2,623).

Cash flow from operations was SEK 5,399 M (3,514). Investments in fixed assets amounted to SEK 1,547 M (1,830). Company acquisitions amounted to SEK 2,511 M. After investments, acquisitions and divestments, the cash flow was SEK 1,658 M (1,705).

The number of employees was 37,342 (34,848 at 31 December 2001), which was a decline of about 855 persons for comparable units from the beginning of the year. Excluding an increase in service personnel for Sandvik Mining and Construction, the decline was about 1,050 persons.

PARENT COMPANY

Parent Company invoicing was SEK 8,973 M (8,636), operating profit SEK 1,170 M (1,276) and net debt SEK 460 M (-1,086 at 31 December 2001). Parent Company investments in fixed assets amounted to SEK 333 M (472).

ACCOUNTING PRINCIPLES

This report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20 Interim Reports. As of 2002, an additional number of recommendations from the Swedish Financial Accounting Standards Council became effective, of which only RR15 Intangible Assets has had any effect on earnings for the year.

BUY-BACK OF SHARES

At 30 September 2002, Sandvik's holding of own shares (treasury stock) totaled 8,197,000 corresponding to 3.2% of the total number of shares (258,707,600) and the amount paid was SEK 1,784 M. No shares were repurchased during the third quarter. In accordance with the decision at the Annual General Meeting in May 2002, Sandvik is authorized to repurchase 10% of the total number of shares in the company. The authorization is valid for the period up to the date of the next Annual General Meeting.

STRUCTURAL CHANGES

- At 30 September, Sandvik's ownership interest in German Walter AG was 81% of the shares outstanding. During the third quarter, Sandvik decided to make a public offer to the other shareholders in Walter AG for the acquisition of all shares outstanding at a price of EUR 32.50 (SEK

302) per share. The total value of the offer is about EUR 29.3 M (SEK 272 M). The offer is conditional upon Sandvik attaining ownership exceeding 95% and is valid until the beginning of December.

- An agreement was reached in June with Milacron Inc., in the US, covering the acquisition of the North American tool company Valenite. After approval was received from the anti-trust authorities, the acquisition was completed and Valenite was consolidated as of 12 August 2002.
- During the third quarter, a consolidation of operations in Precision Twist Drill in the US was carried out. One of the major actions was that production in Rhinelander, Wisconsin, was transferred to Crystal Lake, Illinois, which resulted in a reduction of about 250 employees.
- Sandvik Steel decided in the third quarter to intensify the ongoing program of change through carrying out a review of the organizational structure at the main facilities in Sandviken. The aim is to improve the profitability through reduced costs, enhanced efficiency and increased flexibility. As a result of this action, the number of salaried employees in Sandviken is expected to be reduced by 140 positions.
- During the quarter, Sandvik Mining and Construction announced the acquisition of Mazda Earth Technologies' operations in Japan. Mazda Earth Technologies is a leading manufacturer of machinery and equipment for the Japanese mining and construction industry. The operations being acquired have annual sales of about SEK 500 M and include the Toyo brand, development and production rights as well as a sales and service organization with about 30 employees. The operations are consolidated in Sandvik as of 1 November 2002.

NOMINATING COMMITTEE FOR ANNUAL GENERAL MEETING 2003

In accordance with a prior decision by Sandvik AB's Annual General Meeting, the Nominating Committee comprises Sandvik's Board Chairman and representatives of the four largest shareholders. Accordingly, prior to the Annual General Meeting 2003, Sandvik's Nominating Committee comprises: Clas Åke Hedström, Sandvik's Board Chairman, Carl-Olof By, Industrivärden, Curt Källströmer, Handelsbanken Pension Foundation and Pension Fund, Marianne Nilsson, Robur, and Lars Otterbeck, Alecta.

Sandviken, 6 November 2002
Sandvik AB; (publ)

Lars Pettersson
President and CEO

The interim report for the third quarter of 2002 is unaudited. The year-end report for 2002 will be published on 11 February 2003.

CONSOLIDATED FINANCIAL INFORMATION, SEK M

INCOME STATEMENT	Q3 2002	Q3 2001	Q1-3 2002	Q1-3 2001
Invoiced sales	11 730	11 630	36 040	36 120
Cost of goods sold	-8 071	-8 175	-24 576	-24 667
Gross profit	3 659	3 455	11 464	11 453
Selling and administrative expenses	-2 520	-2 136	-7 275	-6 721
Other operating income and expenses	+74	+106	+59	+93
Operating profit	1 213	1 425	4 248	4 825
Financial income and expenses, net	-177	-128	-494	-368
Profit after financial items	1 036	1 297	3 754	4 457
Income taxes	-239	-513	-1 121	-1 664
Minority interests	-39	-44	-137	-170
Net profit	758	740	2 496	2 623
Earnings per share before dilution, SEK	3.00	2.90	10.00	10.20
Earnings per share after full dilution, SEK	2.90	2.80	9.80	10.10
Earnings per share, recent 12 months, before dilution, SEK	–	–	14.20	14.10

CASH-FLOW STATEMENT				
Profit after financial items	+1 036	+1 297	+3 754	+4 457
Items not affecting cash flow	-117	-79	-194	-620
Reversal of depreciation	+645	+627	+1 955	+1 819
Taxes paid	-263	-402	-1 280	-1 357
Change in inventories	+394	-91	+293	-906
Change in operating receivables and liabilities	+517	+467	+871	+121
Cash flow from operations	+2 212	+1 819	+5 399	+3 514
Investments, acquisitions and divestments	-2 279	-648	-3 741	-1 809
Change in short-term loans	+16	+1 414	-40	+3 547
Change in long-term loans	+154	+211	+1 127	+217
Own shares acquired	0	-847	-124	-1 257
Payment to pension fund	0	-1 070	0	-1 070
Dividends paid	0	0	-2 545	-2 554
Net cash flow	+103	+879	+76	+588
Liquid funds at beginning of period	2 113	1 916	2 258	2 097
Exchange-rate differences in liquid funds	+1	+1	-117	+111
Liquid funds at end of period	2 217	2 796	2 217	2 796

BALANCE SHEET	30 Sept. 2002	30 Sept. 2001	31 Dec. 2001
Fixed assets	22 843	21 809	22 505
Inventories	13 109	13 216	12 953
Current receivables	12 400	11 878	11 833
Liquid assets	2 217	2 796	2 258
Total assets	50 569	49 699	49 549
Shareholders' equity	22 600	23 756	23 972
Minority interests	1 071	949	967
Interest-bearing provisions and liabilities	13 988	12 033	12 222
Non-interest-bearing provisions and liabilities	12 910	12 961	12 388
Total provisions, liabilities and shareholders' equity	50 569	49 699	49 549

KEY FIGURES			
No. of shares at end of period ('000)	250 511	252 849	251 025
Earnings per share, SEK*	14.20	14.10	14.40
After full dilution**	14.00	13.80	14.30
Return on capital employed, %	14.8	18.7	17.4
Return on shareholders' equity, %	15.3	15.5	15.5
Net debt/equity ratio	0.5	0.4	0.4

* Most recent 12 months divided by average number of outstanding shares, 251,064,000.

** Most recent 12 months. After full dilution of outstanding convertible and warrants programs the average number of shares amounts to 255,985,000.

Did you know that

Sandvik has enough sales personnel to field 600 soccer teams


SANDVIK

Sandvik plays on a huge field. We are active in 130 countries worldwide. Being able to work closely with our customers in such a huge arena requires broad coverage. Consequently, we have a team of more than **6,000 of our own sales personnel** located around the world. And they are assisted by several thousand salespersons at our distributors.

They have continuous contact with our customers and are figuratively the radar that captures the demands and wishes in the market. It is a result of this communications network and close **teamwork** that new ideas are born. The result is solutions tailor-made to meet the customer's true needs. And this can involve "hard" as well as "soft" solutions.

Sandvik's sales personnel should actually be referred to as productivity consultants. Their task is to actively contribute to improving the customer's productivity and profitability. Fully in line with **Sandvik's business concept**. The products and services we offer shall provide maximum customer value in terms of performance, quality, speed, safety, flexibility and economy. Sandvik shall be the customer's obvious **first choice** of business partner.

This is clearly a concept that works well. During the past decade, Sandvik has nearly doubled its sales to about **SEK 55 billion**, while the number of employees has risen to 37,000 and our salesforce has grown at a fast pace.

We are a well-trained team, always on the offense. Toward new goals.

SANDVIK

www.sandvik.com

ENG / EHRENSTRÅHLE & CO / DB GRAFISKA